UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

Vertis, Inc.

Webcraft, LLC

Webcraft Chemicals, LLC

Enteron Group, LLC

Vertis Mailing LLC

USA Direct, LLC

ACG Holdings, Inc.*

American Color Graphics, Inc.*

(Names of Applicants)

250 West Pratt Street
Baltimore, Maryland 21201

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Senior Secured Second Lien Notes	$350,000,000 aggregate principal amount plus amounts paid-in-kind

Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification

Name and Address of Agent for Service:	With a copy to:

Todd R. Chandler, Esq.
John V. Howard, Jr., Esq.	Ted S. Waksman, Esq.
Vertis, Inc.	Weil, Gotshal & Manges LLP
250 West Pratt Street	767 Fifth Avenue
Baltimore, Maryland 21201	New York, NY 10153
(410) 528-9800	(212) 310-8000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the SEC, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.

* Address of Principal Executive Offices is 100 Winners Circle, Brentwood, Tennessee, 37027.

GENERAL

1. GENERAL INFORMATION.

(a) Form of organization:

Applicant	Form of Organization
Vertis, Inc. (the “Company”)	Corporation
Webcraft, LLC	Limited Liability Company
Webcraft Chemicals, LLC	Limited Liability Company
Enteron Group, LLC	Limited Liability Company
Vertis Mailing LLC	Limited Liability Company
USA Direct, LLC	Limited Liability Company
ACG Holdings, Inc.	Corporation
American Color Graphics, Inc.	Corporation

(b) State or other sovereign power under which organized:

The Company, Webcraft, LLC, Webcraft Chemicals, LLC, Enteron Group, LLC, Vertis Mailing LLC, USA Direct, LLC and ACG Holdings, Inc. are organized under the laws of the State of Delaware.

American Color Graphics, Inc. is organized under the laws of the State of New York.

Except for the Company, each of the foregoing entities shall be referred to herein collectively as the “Guarantors”.  The Company and the Guarantors shall be referred to herein collectively as the “Applicants”.

2. SECURITIES ACT EXEMPTION APPLICABLE.

The Company’s senior secured second lien notes due 2012 (the “New Second Lien Notes”), which have interest payable at 13% per annum to be paid in cash and 3% per annum to be paid in kind, to be issued under the indenture to be qualified hereby (the “Indenture”), will be offered to holders of the Company’s 9 ¾% Senior Secured Second Lien Notes due 2009 (the “Old Second Lien Notes”), pursuant to the terms of each of the plans of reorganization of Vertis Holdings, Inc. (“Vertis Holdings”) and ACG Holdings, Inc. and their respective debtor subsidiaries (together, the “Plans of Reorganization”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).  The Plans of Reorganization will become effective on the date on which all conditions to consummation of the Plans of Reorganization have been satisfied or waived (the “Effective Date”). The New Second Lien Notes are being offered in exchange for all outstanding Old Second Lien Notes at the exchange ratio of $1,000 principal amount of the New Second Lien Notes for each $1,000 principal amount of the Old Second Lien Notes. The terms of the Plans of Reorganization are contained in the Disclosure Statement dated June 11, 2008 attached hereto as Exhibit T3E.1.

The issuance of the New Second Lien Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. To the extent that the solicitation constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Company is also relying upon the exemption from Securities Act registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The New Second Lien Notes are proposed to be offered for exchange by the Company with its existing holders of Old Second Lien Notes exclusively and solely for outstanding Old Second Lien Notes of the Company. No sales of securities of the same class as the New Second Lien Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Plans of Reorganization for which the exemption is claimed.  The Company engaged J.P. Morgan Securities Inc. (the “Advisor”) to act as financial advisor with respect to the terms of the Plans of Reorganization.  The Advisor’s compensation is contingent upon the successful consummation of the merger and of the note exchanges pursuant to the Plans of Reorganization.  The Advisor did not and will not solicit tenders of Old Second Lien Notes on behalf of the Company.  No holder of the outstanding Old Second Lien Notes has made or will be requested to make any cash payment to the Company in connection with the Plans of Reorganization.

AFFILIATIONS

3. AFFILIATES.

The following is a list of affiliates of the Company, Webcraft, LLC, Webcraft Chemicals, LLC, Enteron Group, LLC, Vertis Mailing LLC and USA Direct, LLC as of the date of this application.

Company Name	Jurisdiction of Formation	Owner	Percentage
Vertis Holdings, Inc.	Delaware	Private investors(1)
Vertis, Inc.	Delaware	Vertis Holdings, Inc.	100%
Enteron Group, LLC	Delaware	Vertis, Inc.	100%
Laser Tech Color Mexico, S.A. de C.V.	Mexico	Vertis, Inc.	100%
USA Direct, LLC	Delaware	Webcraft, LLC	100%
Vertis Digital Services Limited	United Kingdom	Vertis, Inc.	100%
Vertis Fragrance SARL	France	Webcraft, LLC	100%
Vertis Mailing, LLC	Delaware	Webcraft, LLC	100%
Vertis Receivables II, LLC	Delaware	Vertis, Inc.	100%
Webcraft, LLC	Delaware	Vertis, Inc.	100%
Webcraft Chemicals, LLC	Delaware	Webcraft, LLC	100%

The following is a list of affiliates of ACG Holdings, Inc. and American Color Graphics, Inc. as of the date of this application.

Company Name	Jurisdiction of Formation	Owner	Percentage
ACG Holdings, Inc.	Delaware	Private investors(2)
American Color Graphics, Inc.	New York	ACG Holdings, Inc.	100%
American Color Graphics Finance, LLC	Delaware	American Color Graphics, Inc.	100%
American Images of North America, Inc.	New York	American Color Graphics, Inc.	100%
Sullivan Marketing, Inc.	Delaware	American Color Graphics, Inc.	100%
Sullivan Media, Inc.	Delaware	American Color Graphics, Inc.	100%

The Company expects all of the entities listed above to exist upon consummation of the Plans of Reorganization.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants.  See Item 4, “Directors and Executive Officers.”

(1) See Item 5(a)(1) for a list of persons who may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Vertis Holdings, Inc.

(2) See Item 5(a)(4) for a list of persons who may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the ACG Holdings, Inc.

MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS.

The following tables list the names and offices held by all directors and executive officers of the Applicants as of the date of this application. Unless otherwise stated in the table, the mailing address for each of the individuals listed in tables (a) and (b) below is: c/o Vertis, Inc. 250 West Pratt Street, Baltimore, Maryland 21201 and the mailing address for each of the individuals listed in tables (c) and (d) below is: c/o ACG Holdings, Inc. 100 Winners Circle, Brentwood, Tennessee 37027.

(a)  The executive officers and directors of the Company are as follows:

Name	Office
Michael T. DuBose	Chairman and Chief Executive Officer
Barry C. Kohn	Chief Financial Officer
Douglas L. Mann	Senior Vice President and General Manager—Advertising Inserts
Charles Miotke	President—Direct Mail
Gary L. Sutula	Senior Vice President and General Manager—Premedia
John Colarossi	Senior Vice President and General Manager—Vertis Media
John V. Howard, Jr.	Chief Legal Officer and Secretary
Richard Guetzloff	Senior Vice President and Chief Information Officer
Jim Buike	Vice President, Lean and Continuous Improvement
John Chavoustie	Senior Vice President, National Operations
Jim Foley	Senior Vice President, Human Resources
Michael Tobin	Vice President of Tax
John T. Dillon	Director
Anthony J. DiNovi	Director
Soren L. Oberg	Director
Donald E. Roland	Director
Scott M. Sperling	Director

(b)  The executive officers of Webcraft, LLC, Webcraft Chemicals, LLC, Enteron Group, LLC, Vertis Mailing LLC and USA Direct, LLC are as follows:

Name	Office
Michael T. DuBose	Chairman and Chief Executive Officer
Barry C. Kohn	Chief Financial Officer
John V. Howard, Jr.	Chief Legal Officer and Secretary
Gary L. Sutula	Senior Vice President and General Manager—Premedia
Jim Foley	Senior Vice President, Human Resources
Michael Tobin	Vice President of Tax

(c)  The executive officers and directors of ACG Holdings, Inc. are as follows:

Name	Office
Stephen M. Dyott	Chairman, President, Chief Executive Officer and Director(3)
Patrick W. Kellick	Executive Vice President, Chief Financial Officer and Secretary
Denise D. Royce	Vice President Taxes
Steven C. Compton	Vice President and Deputy General Counsel
Michael C. Hoffman	Director(4)
Hwan-Yoon F. Chung	Director(5)

(3) Business address: 456 Main Street, Ridgefield, CT 06877

(4) Business address: 1177 Avenue if the Americas, New York, NY 10036

(5) Business address: 1177 Avenue if the Americas, New York, NY 10036

(d)  The executive officers and directors of American Color Graphics, Inc. are as follows:

Name	Office
Stephen M. Dyott	Chairman, Chief Executive Officer and Director(6)
Kathleen A. DeKam	President and Chief Operating Officer
Patrick W. Kellick	Executive Vice President, Chief Financial Officer and Secretary
Stuart R. Reeve	President, Business Development
Denis S. Longpré	Executive Vice President, Sales
Terry G. Hubner	Senior Vice President, Engineering(7)
Paul G De Phillips	Senior Vice President of Operations
Denise D. Royce	Vice President Taxes and Acting Assistant Treasurer
Floyd A. Childress	Vice President and Assistant Treasurer
Michael C. Spragge	Vice President, Human Resources
Steven C. Compton	Vice President and Deputy General Counsel
Michael C. Hoffman	Director(8)
Hwan-Yoon F. Chung	Director(9)

5. PRINCIPAL OWNERS OF VOTING SECURITIES.

(a) The following tables set forth, as of May 31, 2008, certain information regarding each person known by the Applicants to beneficially own 10 percent or more of the respective voting securities of the Applicants:

(1)  The Company

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vertis Holdings, Inc. 250 West Pratt Street, Baltimore, Maryland 21201	Common Stock	1,000	100%

The following table sets forth, as of May 31, 2008, certain information regarding each person that owns 10 percent or more of Vertis Holdings’ voting securities:

(6) Business address: 456 Main Street, Ridgefield, CT 06877

(7) Business address: 215 North Zarfoss Drive, York, PA 17404

(8) Business address: 1177 Avenue if the Americas, New York, NY 10036

(9) Business address: 1177 Avenue if the Americas, New York, NY 10036

	Title of Class	Amount	Percentage of Voting
Name	Owned	Owned(1)	Securities Owned
Thomas H. Lee Partners L.P. and Affiliates(2) c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, MA 02110	Common Stock	8,844,212	61.9%
Evercore Capital Partners L.P. and Affiliates(3) 65 East 55th Street, 33rd Floor, New York, NY 10022	Common Stock	2,114,415	14.8%
Anthony J. DiNovi(4) c/o THL Partners, 100 Federal Street, Boston, MA 02110	Common Stock	7,166,451	50.2%
Scott M. Sperling(5) c/o THL Partners, 100 Federal Street, Boston, MA 02110	Common Stock	7,166,451	50.2%
Soren L. Oberg(6) c/o THL Partners, 100 Federal Street, Boston, MA 02110	Common Stock	7,146,253	50.0%
John T. Dillon(7) c/o Evercore Capital Partners, 55 East 52nd Street, 43 rd Floor, New York, NY 10055	Common Stock	2,114,415	14.8%
Neeraj Mital(8) c/o Evercore Capital Partners, 55 East 52nd Street, 43rd Floor, New York, NY 10055	Common Stock	2,114,415	14.8%

(1)

This column includes shares which directors and executive officers of the Company have the right to acquire within 60 days. This column also includes shares of the Company’s restricted stock that vest immediately prior to a liquidity event, generally defined as a public offering of the Company’s common stock (where immediately following such offering, the aggregate number of shares of common stock held by the public, not including affiliates of the Company, represents at least 20% of the total number of outstanding shares), merger or other business combination, or a sale or other disposition of all or substantially all of our assets to another entity for cash and/or publicly traded securities (“Liquidity Event”). Except as otherwise indicated, each person and entity has sole voting and dispositive power with respect to the shares set forth in the table.

(2)

Includes 6,135,560 shares of common stock and warrants to purchase 177,906 shares of common stock held by Thomas H. Lee Equity Fund IV, L.P. (“Fund IV”); 212,097 shares of common stock and warrants to purchase 6,149 shares of common stock held by Thomas H. Lee Foreign Fund IV, L.P. (“Foreign IV”); 595,905 shares of common stock and warrants to purchase 17,278 shares of common stock held by Thomas H. Lee Foreign Fund IV-B, L.P. (“Foreign IV-B”); 1,032 shares of common stock and warrants to purchase 30 shares of common stock held by Thomas H. Lee Investors Limited Partnership (“THLILP”); and 399,001 shares of common stock and warrants to purchase 11,585 shares of common stock held by other affiliates of Thomas H. Lee Partners, L.P. Also includes 1,248,295 shares of common stock and warrants to purchase 39,374 shares of common stock held by CLI/THLEF IV Vertis LLC (“CLI/THLEF”).

(3)

Includes 925,225 shares of common stock held by Evercore Capital Partners L.P. (“Evercore Capital”); 222,199 shares of common stock held by Evercore Capital Partners (NQ) L.P. (“Evercore Capital NQ”); and 966,991 shares of common stock controlled by EBF Group LLC (“EBF”), which include 243,936 shares of common stock held by Evercore Capital Offshore Partners L.P., 30,262 shares of common stock held by Evercore Co-Investment Partnership L.P., 277,117 shares of common stock held by Aetna Life Insurance Company and 415,676 shares of common stock held by Capital Communications CDPQ Inc.

(4)

Director of Vertis Holdings and the Company; includes 17,899 shares of common stock and warrants to purchase 519 shares of common stock which are currently exercisable and owned directly by Mr. DiNovi; and 3,042 shares of common stock and warrants to purchase 96 shares of common stock held by CLI/THLEF, which represent Mr. DiNovi’s pro rata ownership of those entities. Also includes the 6,135,560 shares of common stock and warrants to purchase 177,906 shares of common stock held by Fund IV; 212,097 shares of common stock and warrants to purchase 6,149 shares of common stock held by Foreign IV; and 595,905 shares of common stock and warrants to purchase 17,278 shares of common stock held by Foreign IV-B. Mr. DiNovi disclaims beneficial ownership of the shares held by Fund IV, Foreign IV, and Foreign IV-B except to the extent of his pecuniary interest therein.

(5)

Director of Vertis Holdings and the Company; includes 17,899 shares of common stock and warrants to purchase 519 shares of common stock which are currently exercisable and owned directly by Mr. Sperling; 3,042 shares of common stock and warrants to purchase 96 shares of common stock held by CLI/THLEF, which represent Mr. Sperling’s pro rata ownership of those entities. Also includes the 6,135,560 shares of common stock and warrants to purchase 177,906 shares of common stock held by Fund IV; 212,097 shares of common stock and warrants to purchase 6,149 shares of common stock held by Foreign IV; and 595,905 shares of common stock and warrants to purchase 17,278 shares of common stock held by Foreign IV-B. Mr. Sperling disclaims beneficial ownership of the shares held by Fund IV, Foreign IV, and Foreign IV-B except to the extent of his pecuniary interest therein.

(6)

Director of Vertis Holdings and the Company; includes 1,127 shares of common stock and warrants to purchase 33 shares of common stock which are currently exercisable and owned directly by Mr. Oberg; 192 shares of common stock and warrants to purchase 6 shares of common stock held by CLI/THLEF, which represent Mr. Oberg’s pro rata ownership of those entities. Also includes the 6,135,560 shares of common stock and warrants to purchase 177,906 shares of common stock held by Fund IV; 212,097 shares of common stock and warrants to purchase 6,149 shares of common stock held by Foreign IV; and 595,905 shares of common stock and warrants to purchase 17,278 shares of common stock held by Foreign IV-B. Mr. Oberg disclaims beneficial ownership of the shares held by Fund IV, Foreign IV and Foreign IV-B except to the extent of his pecuniary interest therein.

(7)

Director of Vertis Holdings and the Company; includes beneficially owned shares in the amount of 925,225 shares of common stock held by Evercore Capital; 222,199 shares of common stock held by Evercore Capital NQ; and 966,991 shares of common stock controlled by EBF. Mr. Dillon disclaims beneficial ownership of the shares held by Evercore Capital, Evercore Capital NQ and EBF except to the extent of her pecuniary interest therein.

(8)

Director of Vertis Holdings and the Company; includes beneficially owned shares in the amount of 925,225 shares of common stock held by Evercore Capital; 222,199 shares of common stock held by Evercore Capital NQ; and 966,991 shares of common stock controlled by EBF. Mr. Mital disclaims beneficial ownership of the shares held by Evercore Capital, Evercore Capital NQ and EBF except to the extent of his pecuniary interest therein.

(2)  Webcraft, LLC and Enteron Group, LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vertis, Inc. 250 West Pratt Street, Baltimore, Maryland 21201	Membership Interest	100%	100%

(3)  Webcraft Chemicals, LLC, Vertis Mailing LLC and USA Direct, LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Webcraft, LLC 250 West Pratt Street, Baltimore, Maryland 21201	Membership Interest	100%	100%

(4)  ACG Holdings, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Morgan Stanley Capital Partners III, L.P.		19,893.8	11.3%
MSCP III 892 Investors, L.P.
c/o Metalmark Capital LLC, 1177 Avenue of the Americas, New York, NY 10036	Common Stock	2,604.1	1.5%
Morgan Stanley Capital Investors, L.P.		835.1	0.5%
The Morgan Stanley Leveraged Equity Fund II, L.P.
1585 Broadway, New York, NY 10036	Common Stock	59,450.0	33.9%

(5)  American Color Graphics, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ACG Holdings, Inc. 100 Winners Circle, Brentwood, Tennessee, 37027	Class B Voting Common Stock	3	100%

(b) The following tables set forth, as of the Effective Date, certain information regarding each person expected, on the basis of present holdings and commitments and other information, to beneficially own 10 percent or more of the respective voting securities of the Applicants outstanding as of the Effective Date:

(1)  The Company

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vertis Holdings, Inc. 250 West Pratt Street, Baltimore, Maryland 21201	Common Stock	1,000	100%

The Company expects that, as of the Effective Date, Goldman, Sachs & Co., and the following entities on an aggregate basis, Avenue Investments, L.P., CDP Global Opportunities Fund, L.P., Avenue International Master, L.P., Avenue Special Situations Fund IV, L.P., and Avenue Special Situations Fund V, L.P. will own 10% or more of the voting securities of Vertis Holdings.

(2)  Webcraft, LLC and Enteron Group, LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vertis, Inc. 250 West Pratt Street, Baltimore, Maryland 21201	Membership Interest	100%	100%

(3)  Webcraft Chemicals, LLC, Vertis Mailing LLC and USA Direct, LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Webcraft, LLC 250 West Pratt Street, Baltimore, Maryland 21201	Membership Interest	100%	100%

(4)  ACG Holdings, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vertis, Inc. 250 West Pratt Street, Baltimore, Maryland 21201	Common Stock	*	100%

*  The number of shares of ACG Holdings, Inc. as of the Effective Date has not yet been confirmed, however Vertis, Inc. will own 100% of the common stock of ACG Holdings, Inc.

(5)  American Color Graphics, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
ACG Holdings, Inc. 100 Winners Circle, Brentwood, Tennessee, 37027	Class B Voting Common Stock	3	100%

6. UNDERWRITERS.

(a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this application.

(b) There is no proposed principal underwriter for the New Second Lien Notes that are proposed to be offered in connection with the Indenture that is to be qualified under this application.

CAPITAL SECURITIES

7. CAPITALIZATION.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Applicants outstanding on June 10, 2008.

(1)  The Company

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	3,000 shares	1,000 shares
9 3/4% Senior Secured Second Lien Notes due 2009	$350,000,000	$350,000,000
10 7/8% Senior Notes due 2009	$350,000,000	$350,000,000
13 1/2% Senior Subordinated Notes due 2009	$293,500,000	$293,500,000

(2)  Webcraft, LLC(10)

Title of Class	Amount Authorized	Amount Outstanding
Membership Interests	100%	100%

(3)  Enteron Group, LLC(11)

Title of Class	Amount Authorized	Amount Outstanding
Membership Interests	100%	100%

(10) Guarantor of Old Second Lien Notes, 10 7/8% Senior Notes due 2009 issued by the Company (the “Senior Notes”) and 13 1/2% Senior Subordinated Notes due 2009 issued by the Company (the “Senior Subordinated Notes”)

(11) Guarantor of Old Second Lien Notes, the Senior Notes and the Senior Subordinated Notes

(4)  Webcraft Chemicals, LLC(12)

Title of Class	Amount Authorized	Amount Outstanding
Membership Interests	100%	100%

(5)  Vertis Mailing LLC (13)

Title of Class	Amount Authorized	Amount Outstanding
Membership Interests	100%	100%

(6)  USA Direct, LLC (14)

Title of Class	Amount Authorized	Amount Outstanding
Membership Interests	100%	100%

(7)  ACG Holdings, Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	5,852,223 shares	175,531.962 shares
Preferred stock, par value $0.01 per share	15,823 shares	0 shares
10% Senior Secured Second Lien Notes due 2010	$280,000,000	$280,000,000

(6)  American Color Graphics, Inc. (15)

Title of Class	Amount Authorized	Amount Outstanding
Class A Non-Voting Common Stock, par value $0.01 per share	10,000,000 shares	135,276.9 shares
Class B Voting Common Stock, par value $0.01 per share	100 shares	3 shares

(b) Each holder of common stock of the Applicants other than of American Color Graphics, Inc., both prior to and subsequent to the effective date of the Plans of Reorganization, is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders.  Each holder of Class B Voting Common Stock of American Color Graphics, Inc., both prior to and subsequent to the effective date of the Plans of Reorganization, is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders.  Holders of Class A Non-Voting Common Stock in American Color Graphics, Inc. and of the Preferred Stock of ACG Holdings, Inc. have no voting rights.

(12) Guarantor of Old Second Lien Notes, the Senior Notes and the Senior Subordinated Notes

(13) Guarantor of Old Second Lien Notes, the Senior Notes and the Senior Subordinated Notes

(14) Guarantor of Old Second Lien Notes, the Senior Notes and the Senior Subordinated Notes

(15) Guarantor of the 10% Senior Secured Second Lien Notes due 2010 issued by ACG Holdings, Inc.

INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. The New Second Lien Notes will be issued under the Indenture the form of which is attached hereto as Exhibit T3C.1. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939. Holders of New Second Lien Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of New Second Lien Notes are not described in this analysis.  Capitalized terms defined in the Indenture and used (but not otherwise defined) in this section are used in this section as so defined.

EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

Each of the following is an event of default:

(a)	the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

(b)

the failure to pay the principal of any Notes when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(c)

a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes;

(d)

the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary (other than a Receivables Entity) of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 30 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 30-day period described above has elapsed), aggregates $30.0 million or more at any time;

(e)

one or more judgments in an aggregate amount in excess of $30.0 million shall have been rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(f)	a court of competent jurisdiction enters a Bankruptcy Order under any Bankruptcy Law that:

(1) is for relief against the Company or any of its Significant Subsidiaries in an involuntary case or proceeding, or

(2) appoints a Custodian of the Company or any of its Significant Subsidiaries for all or substantially all of its respective properties, or

(3) orders the liquidation of the Company or any of its Significant Subsidiaries,

and in each case the order or decree remains unstayed and in effect for 60 consecutive days;

(g)	the Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(1) commences a voluntary case or proceeding, or

(2) consents to the entry of a Bankruptcy Order for relief against it in an involuntary case or proceeding, or

(3) consents to the appointment of a Custodian of it or for all or substantially all of its property, or

(4) makes a general assignment for the benefit of its creditors or files a proposal or scheme of arrangement involving the rescheduling or composition of its indebtedness, or

(5) consents to the filing of a petition in bankruptcy against it;

(h)

any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture); or

(i)

so long as the Security Documents have not otherwise been terminated in accordance with their terms or the Collateral as a whole has not otherwise been released from the Lien in favor of the Collateral Agent for the benefit of the Notes Secured Creditors created by the Security Documents in accordance with the terms thereof, (a) a default by the Company or any Guarantor which is a Significant Subsidiary in the performance of the Security Documents which materially and adversely affects the enforceability, validity, perfection or priority of the Lien granted to the Collateral Agent on the Collateral, in each case taken as a whole, (b) a repudiation or disaffirmation by the Company or any Guarantor that is a Significant Subsidiary of its material obligations under the Security Documents or (c) the determination in a judicial proceeding that all or any material portion of the Security Documents, taken as a whole, is unenforceable or invalid against the Company or any Guarantor that is a Significant Subsidiary for any reason (which default, repudiation, disaffirmation or determination is not rescinded, annulled or otherwise cured within 30 days after the Company receives written notice of such default, repudiation, disaffirmation or determination from the Trustee or the Holders of 25% of the outstanding principal amount of the Notes, including the waiver during such 30-day period by the Required Secured Creditors (as defined in the U.S. Security Agreement) by written instrument delivered to the Company and the applicable defaulting party).

In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to the Company or any significant subsidiary of the Company or in the payment when due of certain settlement fees and expenses, all outstanding New Second Lien Notes will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding New Second Lien Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the respective event of default.

Holders of the New Second Lien Notes may not enforce the Indenture or the New Second Lien Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding New Second Lien Notes may direct the Trustee in its exercise of any trust or power.

Except in the case of a default or event of default in the payment of principal of or interest on any New Second Lien Note, including an acceleration, and the failure to make payment when required under the provisions of the Indenture dealing with the proceeds of an Asset Sale and upon a Change of Control, the Trustee may withhold the notice to the Holders if and so long as a committee of its Responsible Officers determines in good faith that withholding the notice is in the interest of the Holders.

AUTHENTICATION AND DELIVERY OF THE NEW SECOND LIEN NOTES; APPLICATION OF PROCEEDS.

Two officers of the Company must sign the New Second Lien Notes for the Company by either manual or facsimile signature. If a Person whose signature is on a New Second Lien Note as an Officer no longer holds that office at the time the Trustee authenticates the New Second Lien Note, the Note shall be valid nevertheless.

A New Second Lien Note shall not be valid until the Trustee manually signs the certificate of authentication on the New Second Lien Note.  The signature shall be conclusive evidence that the New Second Lien Note has been authenticated under the Indenture.  Each New Second Lien Note shall be dated the date of its authentication.  On the Issue Date, the Company may deliver New Second Lien Notes in the outstanding aggregate principal amount of $350,000,000 executed by the Company to the Trustee for authentication, together with an Officer’s Certificate of the Company for the authentication and delivery of such New Second Lien Notes.

The New Second Lien Notes will be issued in the form of one or more fully registered global certificates (the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Second Lien Notes because the New Second Lien Notes will be issued in exchange for the Company’s 9 ¾% Senior Secured Second Lien Notes due 2009 in connection with the restructuring of Vertis Holdings, Inc. and ACG Holdings, Inc. and their respective debtor subsidiaries. No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the New Second Lien Notes.

RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

In connection with the Applicants’ restructuring and the issuance of the Notes, the Company, the Guarantors and the Trustee will enter into a security agreement which the Company expects will contain similar terms as to those in which the Company is currently a party to in relation to the Company’s 9 ¾% Senior Secured Second Lien Notes due 2009.  The following is a summary of the existing security agreement and arrangements:

(a) The various lenders from time to time under the Senior Credit Facilities, or certain other holders of Obligations described in the Indenture, will have the exclusive right and authority to determine the release, sale or other disposition of the Collateral.  The Notes Secured Creditors’ Lien on the Collateral will not be released if the Collateral to be released is not the subject of a sale or other disposition and such release is being made in connection with or in contemplation of the repayment in full of the First-Lien Obligations.

(b) At such time as all First-Lien Obligations, all commitments and letters of credit under the Senior Credit Facility, all interest rate protection, currency and other hedging agreements entitled to the benefits of the Security Documents and any other senior-priority Permitted Liens have been satisfied in full in cash in accordance with the terms thereof and/or terminated, except as set forth in paragraphs (c) and (d) below and subject to the terms of the Indenture, the Trustee (together with any other representative under the Indenture, the Notes, the Guarantees or other agreement which will be deemed an Equal Lien Agreement) will have the exclusive right and authority to determine the release, sale or other disposition of the Collateral in accordance with instructions from the holders of a majority in aggregate principal amount of all Equal Lien Indebtedness (acting together as a single class) or, in the absence of such instructions, in such manner as the Trustee (together with any other representative under the Indenture, the Notes, the Guarantees or other agreement which will be deemed an Equal Lien Agreement) deems appropriate in its (or their) absolute discretion.

(c) At such time as all First-Lien Obligations, all commitments and letters of credit under the Senior Credit Facility, all interest rate protection, currency and other hedging agreements entitled to the benefits of the Security Documents and any other senior-priority Permitted Liens have been satisfied in full in cash in accordance with the terms thereof and/or terminated, the Company and the Guarantors shall have the right to obtain a release of items of Collateral (the “Released Interest”) in connection with an Asset Sale upon compliance with the condition that the Company deliver to the Trustee the following:

(1) an Officers’ Certificate stating that (i) such Asset Sale complies with the terms and conditions of the limitation on Asset Sales section of the Indenture; (ii) all Net Cash Proceeds from the sale of the Released Interest will be applied pursuant to the provisions of the Indenture dealing with the proceeds of an Asset Sale; and (iii) all conditions precedent in the Indenture relating to the release in question have been complied with;

(2) appropriate legal opinion(s) (from counsel, which may be in-house counsel, reasonably acceptable to the Trustee) to the effect set forth in clause (1) above, if requested by the Trustee (although the Trustee shall have no obligation to make any such request);

(3) all documentation necessary or reasonably requested by the Trustee to grant to the Trustee a first priority security interest in and Lien on all assets (other than cash or Cash Equivalents) comprising a portion of the consideration received in such Asset Sale, if any,  to the extent such security interest and Lien are required by the Indenture or the Security Documents; and

(4) all documentation required by the Trust Indenture Act, if any, prior to the release of the Collateral.

Upon compliance by the Company with the conditions set forth above, the Trustee will instruct the Collateral Agent to release the Released Interest from the Lien in favor of the Collateral Agent for the benefit of the Notes Secured Creditors.

(d) At such time as all First-Lien Obligations, all commitments and letters of credit under the Senior Credit Facility, all interest rate protection and other hedging agreements entitled to the benefits of the Security Documents have been satisfied in full in cash in accordance with the terms thereof and/or terminated, subject to the provisions of the Indenture and the Security Documents, the Company or any Guarantor may, without any release or consent by the Trustee or the Collateral Agent, if no Default or Event of Default shall have occurred and be continuing:

(1) abandon, terminate, cancel, release or make alterations in or substitutions of any leases, contracts or rights-of-way subject to the Lien of the Security Documents; provided that (i) any altered or substituted leases, contracts or rights-of-way shall forthwith, without further action, be subject to the Lien created by the Security Documents to the same extent as those previously existing and (ii) if the Company or such Guarantor, as the case may be, shall receive any money or property in excess of its expenses in connection with such termination, cancellation, release, alteration or substitution as consideration or compensation for such termination, cancellation, release, alteration or substitution, such money or property shall be treated as monies received in connection with an Asset Sale and subject to the provisions of the limitation on Asset Sales section of the Indenture;

(2) surrender or modify any franchise, license or permit subject to the Lien created by the Security Documents which it may own or under which it may be operating; provided that, after the surrender or modification of any such franchise, license or permit, the Company or such Guarantor, as the case may be, shall still, in its reasonable business judgment, be entitled, under some other or without any franchise, license or permit, to conduct its business in the territory in which it is then operating; and provided, further, that if the Company or such Guarantor, as the case may be, shall be entitled to receive any money or property in excess of its expenses in connection with such surrender or modification as consideration or compensation for such surrender or modification, such money or property shall be treated as monies received in connection with an Asset Sale and subject to the provisions of the limitation on Asset Sales section of the Indenture;

(3) alter, repair, replace, change the location or position of and add to its plants, structures, machinery, systems, equipment, fixtures and appurtenances;

(4) demolish, dismantle, tear down, scrap or abandon any Collateral if, in the Company’s or such Guarantor’s reasonable business judgment, such demolition, dismantling, tearing down, scrapping or abandonment is in the best interest of the Company or such Guarantor;

(5) grant a license of any Patent, Mark or Copyright (each as defined in the U.S. Security Agreement); provided that the Company or such Guarantor receives consideration at least equal to the fair market value of such license;

(6) abandon any Patent, Mark or Copyright where subsequent applications relating to such Patent, Mark or Copyright have been filed with respect to similar subject matter or where the Company or such Guarantor, as the case may be, in its reasonable business judgment, concludes that such Patent, Mark or Copyright is no longer useful in the conduct of its business;

(7) grant rights-of-way and easements over or in respect of any real property; provided that such grant will not in any material respect, in the reasonable business judgment of the Company or the Guarantor, as the case may be, impair the usefulness of such property in the conduct of its business and will not be prejudicial to the interests of the Holders;

(8) grant leases or subleases in respect of any owned real property in the event that the Company or such Guarantor, as the case may be, determines, in its reasonable business judgment, that such owned real property is no longer useful in the conduct of its business and that such lease or sublease would not be reasonably likely to have a material adverse effect on the value of the property subject thereto; provided that any such lease or sublease shall by its terms be subject and subordinate to the Lien, and otherwise comply with the provisions, of the mortgage affecting such real property; and

(9) sell, exchange or otherwise dispose of any asset constituting Collateral; provided that such sale, exchange or other disposition does not constitute an Asset Sale; provided, further, that if the Collateral being sold, exchanged or otherwise disposed of is real property and constitutes a portion (but not all) of the real property covered by a single mortgage, then the Company shall, if requested by the Collateral Agent or the Trustee, deliver to the Trustee a title endorsement and an updated survey, in each case covering the portion of such real property that is not so sold, exchanged or otherwise disposed of.

Upon any such sale, exchange or other disposition permitted by the provisions listed under (d) above (other than sales, exchanges or dispositions to the Company or a Guarantor) such Collateral shall be sold, exchanged or otherwise disposed of free and clear of Liens created by the Security Documents.  In the event that the Company or a Guarantor has sold, exchanged or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral (other than sales, exchanges or dispositions to the Company or a Guarantor) which under the provisions of listed under (d) above may be sold, exchanged or otherwise disposed of by the Company or such Guarantor without any release or consent of the Trustee or the Collateral Agent, and the Company or such Guarantor requests the Trustee to furnish a written disclaimer, release or quitclaim of any interest in such property under any of the Security Documents, the Trustee shall promptly execute such an instrument (in recordable form, where appropriate) upon delivery to the Trustee of (i) an Officers’ Certificate by the Company or such Guarantor reciting the sale, exchange or other disposition made or proposed to be made and describing in reasonable detail the property affected thereby, and stating that such property is property which may be sold, exchanged or otherwise disposed of or dealt with by the Company or such Guarantor without any release or consent of the Trustee or the Collateral Agent in accordance with the provisions listed under (d) above, and (ii) if requested by the Trustee, an Opinion of Counsel stating that the sale, exchange or other disposition made or proposed to be made was duly taken by the Company or such Guarantor in conformity with the provisions under (d) above and that the execution of such written disclaimer, release or quitclaim is appropriate under the provisions under (d) above.

SATISFACTION AND DISCHARGE; DEFEASANCE

The Company may, at its option by a resolution of the Board of Directors, at any time, elect to have either paragraph (1) or (2) below be applied to all outstanding New Second Lien Notes, provided that the provisions of the Indenture relating to compliance with conditions and covenants (as discussed below) have been satisfied.

(1)

Each of the Company and the Guarantors shall, subject to the provisions of the Indenture relating to compliance with conditions and covenants (as discussed below), be deemed to have been discharged from its obligations with respect to all outstanding Notes on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding New Second Lien Notes, which shall thereafter be deemed to be “outstanding” only for the purposes of the application of Trust Money section of the Indenture) and the other Sections of the Indenture referred to in (i) and (ii) below, and to have satisfied all its other obligations under such New Second Lien Notes and the Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions, which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of outstanding New Second Lien Notes to receive solely from the trust fund described in the application of Trust Money section of the Indenture, and as more fully set forth in such Section, payments in respect of the principal of and interest on such New Second Lien Notes when and to the extent such payments are due, (ii) the Company’s obligations with respect to such New Second Lien Notes under Article II (The Securities) and maintenance of office or agency section of the Indenture), (iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company’s obligations in connection therewith, including compensation and indemnification of the Trustee and (iv) the provisions of the Indenture relating to discharge and defeasance. Subject to compliance with the provisions of the Indenture relating to discharge and defeasance, the Company may exercise its option under this paragraph (1) notwithstanding the prior exercise of its option under paragraph (2) below.

(2)

Each of Holdings, the Company and the Guarantors shall, subject to the provisions of the Indenture relating to compliance with conditions and covenants (as discussed below), be released from its obligations under the covenants contained in Sections 4.8 through 4.14 and Sections 4.16 through 4.18 and Article V of the Indenture with respect to the outstanding New Second Lien Notes on and after the date the conditions set forth below are satisfied (hereinafter, “Covenant Defeasance”), and the New Second Lien Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such New Second Lien Notes shall not be deemed outstanding for accounting purposes).  For this purpose, such Covenant Defeasance means that, with respect to the outstanding New Second Lien Notes, the Company and its Subsidiaries may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event or Default under the section of the Indenture which specifies a default in the observance or performance of any other covenant or agreement contained in the Indenture, but, except as specified above, the remainder of the Indenture and such New Second Lien Notes shall be unaffected thereby.  In addition, subject to the provisions of the Indenture relating to compliance with conditions and covenants (as discussed below), the section of the Indenture which specifies a default in (i) the observance or performance of any other covenant or agreement contained in the Indenture or (ii) one or more judgments in an aggregate amount in excess of $30.0 million is rendered against the Company or any of its Significant Subsidiaries, shall not constitute Events of Default.

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the New Second Lien Notes, as expressly provided for in the Indenture) as to all New Second Lien Notes issued thereunder, when:

(1)	either:

(a)              all the New Second Lien Notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid as provided in the Replacement Notes section of the Indenture and New Second Lien Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)             all New Second Lien Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the New Second Lien Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the New Second Lien Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	the Company has paid all other sums payable under the Indenture by the Company; and

(3)

the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

The Company must deliver to the Trustee, within 120 days after the end of each fiscal year, an officers’ certificate stating that, (i) that a review of the activities of the Company and the activities of its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company and the Guarantors have kept, observed, performed and fulfilled each of their respective obligations under the Indenture, the New Second Lien Notes and the Guarantees and (ii) that, to the best knowledge of such Officer after due inquiry, each of the Company and the Guarantors has kept, observed, performed and fulfilled, in each case in all material respects, each and every covenant and other obligation contained in the Indenture, the New Second Lien Notes and the Guarantees and is not in default in the performance or observance of any of the terms, provisions and conditions in the Indenture and has not failed to comply with any other obligation hereunder (or, if a Default, Event of Default or failure to comply with any other obligation hereunder shall have occurred, describing with particularity all such Defaults, Events of Default or failures to comply with any other obligation hereunder of which such Officer may have knowledge, including, but not limited to, their status and what action the Company is taking or proposes to take with respect thereto).

The Company must deliver to the Trustee, forthwith upon any officer becoming aware of any default or event of default, an officers’ certificate specifying such default or event of default and what action the Company is taking or proposes to take with respect thereto.

Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company shall furnish to the Trustee at the request of the Trustee (a) an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with (which officer signing such certificate may rely, as to matters of law, on an Opinion of Counsel), (b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of counsel, all such conditions have been complied with (which counsel, as to factual matters, may rely on an Officers’ Certificate and certificates of public officials) and (c) where applicable, a certificate or opinion by an independent certified public accountant satisfactory to the Trustee that complies with TIA § 314(c).

Each certificate and Opinion of Counsel with respect to compliance with a condition or covenant provided for in the Indenture shall include (a) a statement that the Person making such certificate or rendering such Opinion of Counsel has read such covenant or condition; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements contained in such certificate or Opinion of Counsel are based; (c) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

9. OTHER OBLIGORS.

The Company’s obligations with respect to the New Second Lien Notes will be guaranteed by each the following wholly owned domestic subsidiaries of the Company: Webcraft, LLC, Webcraft Chemicals, LLC, Enteron Group, LLC, Vertis Mailing LLC, and USA Direct, LLC and by ACG Holdings, Inc. and American Color Graphics, Inc., which will become wholly owned domestic subsidiaries of the Company.  The mailing address of each guarantor other than ACG Holdings, Inc. and American Color Graphics, Inc. is 250 West Pratt Street, Baltimore, Maryland 21201.  The mailing address of ACG Holdings, Inc. and American Color Graphics, Inc. is 100 Winners Circle, Brentwood, Tennessee, 37027.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 21, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of              , as trustee, under the Indenture to be qualified. *

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A.1	Restated Certificate of Incorporation of Vertis, Inc.(1)

* To be filed by amendment.

(1)  Incorporated herein by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on April 2, 2007.

Exhibit T3A.2	Restated Certificate of Incorporation of ACG Holdings, Inc., as amended to date.(2)

Exhibit T3A.3	Certificate of Incorporation of American Color Graphics, Inc., as amended to date.(3)

Exhibit T3A.4	Limited Liability Company Agreement of Webcraft, LLC, dated November 20, 2000.

Exhibit T3A.5	Limited Liability Company Agreement of Webcraft Chemicals, LLC, dated November 20, 2000.

Exhibit T3A.6	Limited Liability Company Agreement of Enteron Group, LLC, dated November 29, 2001.

Exhibit T3A.7	Limited Liability Company Agreement of Vertis Mailing LLC, dated December 13, 2004.

Exhibit T3A.8	Limited Liability Company Agreement of USA Direct, LLC, dated May 18, 2006.

Exhibit T3B.1	Amended and Restated By-Laws of Vertis, Inc.(4)

Exhibit T3B.2	By-laws of ACG Holdings, Inc., as amended to date.(5)

Exhibit T3B.3	By-laws of American Color Graphics, Inc., as amended to date.(6)

Exhibit T3C.1	Form of Indenture among Vertis, Inc., the guarantors named therein and , as trustee.

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Disclosure Statement relating to the Joint Prepackaged Plan of Reorganization of Vertis Holdings, Inc., et al. and the Joint Prepackaged Plan of ACG Holdings, Inc., et al. dated June 11, 2008.(7)

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of as trustee, under the Indenture to be qualified.*

(2)  Incorporated herein by reference to Amendment No. 2 to ACG Holdings, Inc.’s Form S-1 filed on October 4, 1993—Registration number 33-65702.

(3)  Incorporated herein by reference to Amendment No. 2 to American Color Graphics, Inc.’s Form S-1 filed on October 4, 1993—Registration number 33-65702.

(4)  Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-4 (No. 333-97721).

(5)  Incorporated herein by reference to Amendment No. 2 to ACG Holdings, Inc.’s Form S-1 filed on October 4, 1993—Registration number 33-65702.

(6)  Incorporated herein by reference to Amendment No. 2 to American Color Graphics, Inc.’s Form S-1 filed on October 4, 1993—Registration number 33-65702.

(7)  Incorporated herein by reference to Form 8-K filed by Vertis, Inc. on June 11, 2008.

* To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Baltimore and State of Maryland, on the 11th day of June, 2008.

VERTIS, INC.

By:	/s/ John V. Howard, Jr.
	Name:	John V. Howard, Jr.
	Title:	Secretary

WEBCRAFT, LLC

By:	/s/ John V. Howard, Jr.
	Name:	John V. Howard, Jr.
	Title:	Secretary

WEBCRAFT CHEMICALS, LLC

By:	/s/ John V. Howard, Jr.
	Name:	John V. Howard, Jr.
	Title:	Secretary

ENTERON GROUP, LLC

By:	/s/ John V. Howard, Jr.
	Name:	John V. Howard, Jr.
	Title:	Secretary

VERTIS MAILING LLC

By:	/s/ John V. Howard, Jr.
	Name:	John V. Howard, Jr.
	Title:	Secretary

USA DIRECT, LLC

By:	/s/ John V. Howard, Jr.
	Name:	John V. Howard, Jr.
	Title:	Secretary

Attest:

/s/ Florence Sieja
Name:	Florence Sieja
Title:	Assistant to John V. Howard, Jr.

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Brentwood and State of Tennessee, on the 11th day of June, 2008.

ACG HOLDINGS, INC.

By:	/s/ Patrick W. Kellick
	Name:	Patrick W. Kellick
	Title:	Secretary

AMERICAN COLOR GRAPHICS, INC.

By:	/s/ Patrick W. Kellick
	Name:	Patrick W. Kellick
	Title:	Secretary

Attest:

/s/ Denise D. Royce
Name:	Denise D. Royce
Title:	Vice President Taxes